SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2024 –December 31, 2024) filed with the Tokyo Stock Exchange on Monday, February 10, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : February 10, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Consolidated Financial Results

April 1, 2024 – December 31, 2024

February 10, 2025

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2024 to December 31, 2024

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Nine Months Ended December 31, 2024

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
December 31, 2024	2,154,484	5.4%	290,724	9.3%	383,377	23.7%	271,777	24.0%
December 31, 2023	2,043,756	2.6%	266,007	12.0%	310,007	8.4%	219,205	3.4%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥332,813 million for the nine months ended December 31, 2024 (year-on-year change was a 0.1% decrease) and ¥333,131 million for the nine months ended December 31, 2023 (year-on-year change was a 3.6% increase)

*Note 1:

The presentation of equity method investment has been changed since the fourth quarter of the fiscal year ended March 31, 2024(“fiscal 2024”). As a result, certain line items presented in our consolidated statements of income for the nine months ended December 31, 2023 have been retrospectively reclassified for this change.

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2024	237.46	237.03
December 31, 2023	188.68	188.39

*Note 2:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
December 31, 2024	16,917,024	4,170,686	4,086,346	24.2%
March 31, 2024	16,322,100	4,021,965	3,941,466	24.1%

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2024	—	42.80	—	55.80	98.60
March 31, 2025	—	62.17	—	—	—

March 31, 2025 (Est.)	—	—	—	—	98.60

*Note 4:	Revision from the previously announced dividend forecast: No

Regarding the interim dividend for the fiscal year ending March 31, 2025, we have decided the dividend per share of ¥62.17 by applying the dividend payout ratio of 39% to earnings per share for the six months ended September 30, 2024.

For the fiscal year ending March 31, 2025, the annual dividend is at the higher of either payout ratio of 39% or ¥98.60 per share and the minimum dividend has been stated in the above table.

The annual dividend will be determined in accordance with the progress to the consolidated earnings forecast which is net income attributable to ORIX Corporation Shareholders of ¥390 billion. We will promptly announce the forecast for the annual dividend as soon as it is updated.

3. Forecast for the Year Ending March 31, 2025 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2025	390,000	12.7%

*Note 5:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Significant Changes in Scope of Consolidation	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,214,961,054 as of December 31, 2024, and 1,214,961,054 as of March 31, 2024.

2. The number of treasury stock was 75,258,068 as of December 31, 2024, and 60,748,162 as of March 31, 2024.

3. The average number of outstanding shares was 1,144,429,487 for the nine months ended December 31, 2024, and 1,161,753,483 for the nine months ended December 31, 2023.

The Company’s shares held through the Board Incentive Plan Trust (3,535,096 shares as of December 31, 2024, and 2,727,686 shares as of March 31, 2024) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2024 to December 31, 2024 are not subject to certified public accountant’s or audit firm’s quarterly review.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Nine Months Ended December 31, 2024

		Nine months ended December 31, 2023	Nine months ended December 31, 2024	Change
				Amount	Percent
Total Revenues	(millions of yen)	2,043,756	2,154,484	110,728	5%
Total Expenses	(millions of yen)	1,777,749	1,863,760	86,011	5%
Income before Income Taxes	(millions of yen)	310,007	383,377	73,370	24%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	219,205	271,777	52,572	24%
Earnings Per Share (Basic)	(yen)	188.68	237.46	48.78	26%
(Diluted)	(yen)	188.39	237.03	48.64	26%
ROE (Annualized) *1	(%)	8.0	9.0	1.0	—
ROA (Annualized) *2	(%)	1.88	2.18	0.30	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.
*Note 3:

The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, certain line items presented in our consolidated statements of income for the nine months ended December 31, 2023 have been retrospectively reclassified for this change.

Overview of Business Performance (April 1, 2024 to December 31, 2024)

Total revenues for the nine months ended December 31, 2024 increased 5% to ¥2,154,484 million compared to ¥2,043,756 million during the same period of the previous fiscal year primarily due to increases in operating leases revenues and services income, partially offset by decreases in finance revenues.

Total expenses increased 5% to ¥1,863,760 million compared to ¥1,777,749 million during the same period of the previous fiscal year primarily due to increases in costs of operating leases, services expense, other expense and selling, general and administrative expenses, partially offset by decreases in interest expense.

Equity in net income of equity method investments increased by ¥15,945 million to ¥48,367 million compared to the same period of the previous fiscal year, and gains on sales of subsidiaries and equity method investments and liquidation losses, net increased by ¥32,708 million to ¥44,286 million compared to the same period of the previous fiscal year.

Due to the above results, income before income taxes for the nine months ended December 31, 2024 increased 24% to ¥383,377 million compared to ¥310,007 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 24% to ¥271,777 million compared to ¥219,205 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the nine months ended December 31, 2024 increased 16% to ¥427,515 million compared to the same period of the previous fiscal year.

The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, segment data for the nine months ended December 31, 2023 have been retrospectively reclassified.

Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expenses in corporate profits (losses) in the reconciliation of segment profits to the condensed consolidated financial statement amounts. As a result, segment data for the nine months ended December 31, 2023 have been retrospectively reclassified.

Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of fiscal 2024 have been retrospectively reclassified.

Segment information for the nine months ended December 31, 2024 is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	60,664	66,214	5,550	9

	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,777,320	1,840,241	62,921	4

Segment profits increased 9% to ¥66,214 million compared to the same period of the previous fiscal year due to primarily increases in operating leases revenues and gains on sales of subsidiaries and equity method investments.

Segment assets increased 4% to ¥1,840,241 million compared to the end of the previous fiscal year primarily due to increases in installment loans and investment in operating leases.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	52,304	59,656	7,352	14

	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,110,087	1,152,116	42,029	4

Segment profits increased 14% to ¥59,656 million compared to the same period of the previous fiscal year primarily due to an increase in operating leases revenues, partially offset by a decrease in profits due to the absence of equity in net income (loss) of equity method investments recorded in the previous fiscal year.

Segment assets increased 4% to ¥1,152,116 million compared to the end of the previous fiscal year primarily due to an increase in equity method investments.

PE Investment and Concession: Private equity investment; concession

	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	23,334	66,181	42,847	184

	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,066,647	981,845	(84,802)	(8)

Segment profits increased 184% to ¥66,181 million compared to the same period of the previous fiscal year primarily due to increases in equity in net income (loss) of equity method investments and gains on sales of subsidiaries and equity method investments resulting from the sale of investees.

Segment assets decreased 8% to ¥981,845 million compared to the end of the previous fiscal year primarily due to decreases in cash and cash equivalents and investment in securities.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	25,887	13,165	(12,722)	(49)

	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	976,434	955,021	(21,413)	(2)

Segment profits decreased 49% to ¥13,165 million compared to the same period of the previous fiscal year primarily due to an increase in service expense and a decrease in equity in net income (loss) of equity method investments, partially offset by an increase in gains on sales of subsidiaries and equity method investments.

Segment assets decreased 2% to ¥955,021 million compared to the end of the previous fiscal year primarily due to a decrease in equity method investments.

Insurance: Life insurance

	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	54,007	61,735	7,728	14

	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,921,927	3,005,315	83,388	3

Segment profits increased 14% to ¥61,735 million compared to the same period of the previous fiscal year primarily due to an increase in life insurance premiums and related investment income, partially offset by an increase in life insurance costs.

Segment assets increased 3% to ¥3,005,315 million compared to the end of the previous fiscal year primarily due to an increase in investment in securities.

Banking and Credit: Banking; consumer finance

	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	27,356	22,085	(5,271)	(19)

	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,934,217	3,060,801	126,584	4

Segment profits decreased 19% to ¥22,085 million compared to the same period of the previous fiscal year primarily due to a decrease in finance revenues as a result of ORIX Credit Corporation becoming an equity method investee due to the partial sale of its shares in the fourth quarter of fiscal 2024.

Segment assets increased 4% to ¥3,060,801 million compared to the end of the previous fiscal year primarily due to an increase in installment loans.

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment

	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	28,988	44,598	15,610	54

	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,169,641	1,325,638	155,997	13

Segment profits increased 54% to ¥44,598 million compared to the same period of the previous fiscal year primarily due to an increase in operating leases revenues as a result of a new acquisition of a subsidiary in the fourth quarter of fiscal 2024.

Segment assets increased 13% to ¥1,325,638 million compared to the end of the previous fiscal year primarily due to an increase in investment in operating leases and a general increase in resulting from foreign exchange effects.

ORIX USA: Finance, investment and asset management in the Americas

	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	35,586	27,836	(7,750)	(22)

	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,694,484	1,694,017	(467)	(0)

Segment profits decreased 22% to ¥27,836 million compared to the same period of the previous fiscal year primarily due to decreases in finance revenues and gains on investment securities and dividends, partially offset by an increase in gains on sales of subsidiaries and equity method investments.

Segment assets totaled ¥1,694,017 million, remaining relatively unchanged compared to the end of the previous fiscal year.

ORIX Europe: Asset management of global equity and fixed income

	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	30,422	38,141	7,719	25

	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	662,139	715,603	53,464	8

Segment profits increased 25% to ¥38,141 million compared to the same period of the previous fiscal year primarily due to an increase in services income, partially offset by an increase in selling, general and administrative expenses.

Segment assets increased 8% to ¥715,603 million compared to the end of the previous fiscal year primarily due to increases in cash and cash equivalents and investment in securities.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	30,043	27,904	(2,139)	(7)

	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,709,233	1,747,909	38,676	2

Segment profits decreased 7% to ¥27,904 million compared to the same period of the previous fiscal year primarily due to decreases in finance revenues and equity in net income (loss) of equity method investments and an increase in provision for credit losses in Greater China.

Segment assets increased 2% to ¥1,747,909 million compared to the end of the previous fiscal year primarily due to an increase in net investment in leases and a general increase in resulting from foreign exchange effects, partially offset by a decrease in installment loans.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2024	As of December 31, 2024	Change
				Amount	Percent
Total Assets	(millions of yen)	16,322,100	16,917,024	594,924	4%
(Segment Assets) *1		16,022,129	16,478,506	456,377	3%
Total Liabilities	(millions of yen)	12,297,490	12,743,540	446,050	4%
(Short-term and Long-term Debt)		6,200,471	6,505,592	305,121	5%
(Deposits)		2,245,835	2,374,983	129,148	6%
Shareholders’ Equity *2	(millions of yen)	3,941,466	4,086,346	144,880	4%
Shareholders’ Equity Per Share *3	(yen)	3,422.94	3,596.60	173.66	5%

*Note 1:

Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of fiscal 2024 have been retrospectively reclassified.

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity” based on U.S. GAAP.
*Note 3:	“Shareholders’ Equity Per Share” is calculated using “Total ORIX Corporation Shareholders’ Equity”.

Total assets increased 4% to ¥16,917,024 million compared to the end of the previous fiscal year primarily due to increases in cash and cash equivalents, installment loans, investment in operating leases and investment in securities. In addition, segment assets increased 3% to ¥16,478,506 million compared to the end of the previous fiscal year.

Total liabilities increased 4% to ¥12,743,540 million compared to the end of the previous fiscal year primarily due to increases in short-term debt, deposits and long-term debt, partially offset by a decrease in trade notes, accounts and other payable.

Shareholders’ equity increased 4% to ¥4,086,346 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2024	As of December 31, 2024
Cash and Cash Equivalents		1,032,810	1,117,631
Restricted Cash		152,497	132,420
Net Investment in Leases		1,155,023	1,195,851
Installment Loans		3,958,814	4,042,632
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥129,959 million
December 31, 2024	¥128,612 million
Allowance for Credit Losses		(58,110)	(58,227)
Investment in Operating Leases		1,868,574	2,064,031
Investment in Securities		3,263,079	3,357,514
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥35,696 million
December 31, 2024	¥46,003 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2024
Amortized Cost	¥3,015,940 million
Allowance for Credit Losses	¥(634) million
December 31, 2024
Amortized Cost	¥3,196,156 million
Allowance for Credit Losses	¥(710) million
Property under Facility Operations		689,573	676,231
Equity method investments		1,313,887	1,347,976
Trade Notes, Accounts and Other Receivable		401,368	399,146
Inventories		227,359	227,645
Office Facilities		248,458	253,420
Other Assets		2,068,768	2,160,754
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥2,786 million
December 31, 2024	¥2,463 million

Total Assets		16,322,100	16,917,024

Liabilities and Equity
Short-term Debt		574,095	737,905
Deposits		2,245,835	2,374,983
Trade Notes, Accounts and Other Payable		362,504	298,393
Policy Liabilities and Policy Account Balances		1,892,510	1,889,930
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥167,207 million
December 31, 2024	¥150,881 million
Current and Deferred Income Taxes		570,724	575,005
Long-term Debt		5,626,376	5,767,687
Other Liabilities		1,025,446	1,099,637

Total Liabilities		12,297,490	12,743,540

Redeemable Noncontrolling Interests		2,645	2,798

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		233,457	234,054
Retained Earnings		3,259,730	3,395,761
Accumulated Other Comprehensive Income		357,148	418,276
Treasury Stock, at Cost		(129,980)	(182,856)

Total ORIX Corporation Shareholders’ Equity		3,941,466	4,086,346
Noncontrolling Interests		80,499	84,340

Total Equity		4,021,965	4,170,686

Total Liabilities and Equity		16,322,100	16,917,024

Note:	Breakdown of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2024	As of December 31, 2024
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(250,806)	(358,944)
Impact of changes in policy liability discount rate	257,785	381,289
Debt valuation adjustments	84	80
Defined benefit pension plans	9,670	9,085
Foreign currency translation adjustments	324,208	377,526
Net unrealized gains on derivative instruments	16,207	9,240

Total	357,148	418,276

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2023	Nine months ended December 31, 2024
Revenues :
Finance revenues	260,096	245,873
Gains on investment securities and dividends	21,256	13,186
Operating leases	391,436	465,668
Life insurance premiums and related investment income	394,012	403,991
Sales of goods and real estate	261,439	272,143
Services income	715,517	753,623

Total Revenues	2,043,756	2,154,484

Expenses :
Interest expense	138,594	124,257
Costs of operating leases	266,402	293,495
Life insurance costs	300,798	302,178
Costs of goods and real estate sold	187,249	198,276
Services expense	410,379	442,808
Other (income) and expense	187	17,959
Selling, general and administrative expenses	458,936	470,198
Provision for credit losses	14,299	13,364
Write-downs of long-lived assets	643	678
Write-downs of securities	262	547

Total Expenses	1,777,749	1,863,760

Operating Income	266,007	290,724
Equity in Net Income of Equity method investments	32,422	48,367
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	11,578	44,286

Income before Income Taxes	310,007	383,377
Provision for Income Taxes	92,382	111,678

Net Income	217,625	271,699

Net Income (Loss) Attributable to the Noncontrolling Interests	(1,645)	(265)

Net Income Attributable to the Redeemable Noncontrolling Interests	65	187

Net Income Attributable to ORIX Corporation Shareholders	219,205	271,777

Note:

The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, certain line items presented in our consolidated statements of income for the nine months ended December 31, 2023 have been retrospectively reclassified for this change.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Nine months ended December 31, 2023	Nine months ended December 31, 2024
Net Income :	217,625	271,699

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(53,066)	(108,151)
Impact of changes in policy liability discount rate	64,666	123,504
Net change of debt valuation adjustments	(149)	(4)
Net change of defined benefit pension plans	(84)	(592)
Net change of foreign currency translation adjustments	106,651	55,331
Net change of unrealized gains (losses) on derivative instruments	(3,012)	(6,441)
Total other comprehensive income	115,006	63,647

Comprehensive Income	332,631	335,346

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(639)	2,244

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	139	289

Comprehensive Income Attributable to ORIX Corporation Shareholders	333,131	332,813

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In March 2023, Accounting Standards Update 2023-02 (“Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method”) was issued as the amendments to ASC 323 (“Investments—Equity Method and Joint Ventures”). This update expands the investments eligible to elect to apply the proportional amortization method to tax equity investments in similar tax credit programs other than the low-income housing tax credit (LIHTC). This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries adopted this update on April 1, 2024, on a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings as of the fiscal year of adoption. The effects of adopting this update on the Company and its subsidiaries’ financial position at the adoption date were a decrease of ¥157 million in other assets and a decrease of ¥157 million in retained earnings in the consolidated balance sheets.

(7) Segment Information (Unaudited)

The financial information about the operating segments reported below is that which is available for each segment and evaluated regularly by the chief operating decision maker in charge of resource allocation and performance assessment.

An overview of the operations for each of the ten operating segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management

PE Investment and Concession	:	Private equity investment and concession

Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

Insurance	:	Life insurance

Banking and Credit	:	Banking and consumer finance

Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment

ORIX USA	:	Finance, investment and asset management in the Americas

ORIX Europe	:	Asset management of global equity and fixed income

Asia and Australia	:	Finance and investment businesses in Asia and Australia

The accounting policies of the segments are almost the same as accounting policies for condensed consolidated financial statements except for the treatment of income tax expenses, net income attributable to noncontrolling interests, and net income attributable to redeemable noncontrolling interests. The chief operating decision maker evaluates the performance of the segments based on the amount equivalent to income before income taxes, net income attributable to noncontrolling interests and net income attributable to redeemable noncontrolling interests before the applicable tax effects. Income taxes are not included in segment profits or losses because management evaluates segments’ performance on a pre-tax basis. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as certain interest expenses and write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are total assets except for certain cash and head office assets.

The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, segment data for the nine months ended December 31, 2023 have been retrospectively reclassified.

Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expenses in corporate profits (losses) in the reconciliation of segment profits to the condensed consolidated financial statement amounts. As a result, segment data for the nine months ended December 31, 2023 have been retrospectively reclassified.

Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of fiscal 2024 have been retrospectively reclassified.

Segment information for the nine months ended December 31, 2023 and nine months ended December 31, 2024 is as follows:

	Millions of yen
	Nine months ended December 31, 2023
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	46,582	4,647	3,773	1,103	212	59,814	5,981
Gains on investment securities and dividends	2,808	475	826	1,179	0	399	(24)
Operating leases	199,331	34,427	30,432	59	0	0	32,883
Life insurance premiums and related investment income	0	0	0	0	395,835	0	0
Sales of goods and real estate	2,767	70,985	179,965	2,787	0	0	97
Services income	80,300	226,831	58,405	119,015	1,828	5,051	5,890

Total Segment Revenues	331,788	337,365	273,401	124,143	397,875	65,264	44,827

Interest expense	4,059	2,217	2,550	7,772	1	3,857	8,390
Costs of operating leases	143,646	18,637	19,935	14	0	0	14,865
Life insurance costs	0	0	0	0	300,756	0	0
Costs of goods and real estate sold	2,291	56,749	123,538	1,617	0	0	96
Services expense	43,859	182,380	41,176	82,431	0	3,905	841
Other (income) and expense	12,582	191	(753)	(565)	(1)	(212)	(3,458)
Selling, general and administrative expenses	66,072	30,601	65,759	13,706	43,318	23,929	7,778
Provision for credit losses, and write-downs of long-lived assets and securities	365	452	201	48	(2)	6,224	(0)

Total Segment Expenses	272,874	291,227	252,406	105,023	344,072	37,703	28,512

Equity in Net income (Loss) of equity method investments and others	1,750	6,166	2,339	6,767	204	(205)	12,673

Segment Profits	60,664	52,304	23,334	25,887	54,007	27,356	28,988

Significant non-cash items:
Depreciation and amortization	113,834	13,698	20,473	18,511	14,652	1,254	15,969
Increase in policy liabilities and policy account balances	0	0	0	0	112,418	0	0
Expenditures for long-lived assets	135,471	43,239	14,767	38,708	241	9	160,229

	Millions of yen
	Nine months ended December 31, 2023
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	85,535	1,740	52,334	261,721
Gains on investment securities and dividends	8,235	6,499	279	20,676
Operating leases	983	0	89,624	387,739
Life insurance premiums and related investment income	0	0	0	395,835
Sales of goods and real estate	442	0	361	257,404
Services income	39,024	156,341	18,378	711,063

Total Segment Revenues	134,219	164,580	160,976	2,034,438

Interest expense	36,020	212	25,595	90,673
Costs of operating leases	362	0	66,702	264,161
Life insurance costs	0	0	0	300,756
Costs of goods and real estate sold	229	0	342	184,862
Services expense	2,485	39,713	11,243	408,033
Other (income) and expense	(995)	1,960	(1,266)	7,483
Selling, general and administrative expenses	63,086	94,831	30,648	439,728
Provision for credit losses, and write-downs of long-lived assets and securities	2,673	217	5,027	15,205

Total Segment Expenses	103,860	136,933	138,291	1,710,901

Equity in Net income (Loss) of equity method investments and others	5,227	2,775	7,358	45,054

Segment Profits	35,586	30,422	30,043	368,591

Significant non-cash items:
Depreciation and amortization	3,088	4,829	64,488	270,796
Increase in policy liabilities and policy account balances	0	0	0	112,418
Expenditures for long-lived assets	86	292	133,473	526,515

	Millions of yen
	Nine months ended December 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	46,552	3,608	9,092	895	229	44,241	4,670
Gains on investment securities and dividends	2,533	954	723	3,463	0	248	15
Operating leases	211,512	48,791	31,434	59	0	0	67,709
Life insurance premiums and related investment income	0	0	0	0	405,993	0	0
Sales of goods and real estate	2,850	78,491	183,946	2,332	0	0	520
Services income	80,853	238,393	47,485	129,836	(1)	2,202	11,038

Total Segment Revenues	344,300	370,237	272,680	136,585	406,221	46,691	83,952

Interest expense	5,168	1,822	2,613	9,135	153	4,455	13,930
Costs of operating leases	149,591	17,987	19,843	14	0	0	29,525
Life insurance costs	0	0	0	0	302,317	0	0
Costs of goods and real estate sold	2,272	64,362	127,365	1,294	0	0	491
Services expense	44,276	193,154	33,049	100,096	0	5,142	4,048
Other (income) and expense	13,147	1,282	(301)	1,503	(112)	(54)	1,595
Selling, general and administrative expenses	66,910	31,503	63,444	16,519	42,121	15,740	8,123
Provision for credit losses, and write-downs of long-lived assets and securities	1,724	61	109	258	7	586	(1)

Total Segment Expenses	283,088	310,171	246,122	128,819	344,486	25,869	57,711

Equity in Net income (Loss) of equity method investments and others	5,002	(410)	39,623	5,399	(0)	1,263	18,357

Segment Profits	66,214	59,656	66,181	13,165	61,735	22,085	44,598

Significant non-cash items:
Depreciation and amortization	117,513	14,223	19,084	24,732	14,955	441	22,582
Increase in policy liabilities and policy account balances	0	0	0	0	163,838	0	0
Expenditures for long-lived assets	153,997	64,839	12,845	30,768	90	14	227,595

	Millions of yen
	Nine months ended December 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	77,857	3,181	56,457	246,782
Gains on investment securities and dividends	3,034	2,107	200	13,277
Operating leases	524	0	101,381	461,410
Life insurance premiums and related investment income	0	0	0	405,993
Sales of goods and real estate	410	0	596	269,145
Services income	35,095	188,136	17,642	750,679

Total Segment Revenues	116,920	193,424	176,276	2,147,286

Interest expense	31,186	539	31,735	100,736
Costs of operating leases	1,007	0	73,276	291,243
Life insurance costs	0	0	0	302,317
Costs of goods and real estate sold	236	0	534	196,554
Services expense	1,653	49,670	11,171	442,259
Other (income) and expense	(2,695)	4,024	(1,324)	17,065
Selling, general and administrative expenses	67,624	102,149	33,295	447,428
Provision for credit losses, and write-downs of long-lived assets and securities	4,307	115	7,423	14,589

Total Segment Expenses	103,318	156,497	156,110	1,812,191

Equity in Net income (Loss) of equity method investments and others	14,234	1,214	7,738	92,420

Segment Profits	27,836	38,141	27,904	427,515

Significant non-cash items:
Depreciation and amortization	1,889	4,783	70,559	290,761
Increase in policy liabilities and policy account balances	0	0	0	163,838
Expenditures for long-lived assets	1,325	694	132,503	624,670

Segment information as of March 31, 2024 and December 31, 2024 is as follows:

	Millions of yen
	As of March 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	567,735	51,978	1,238	3,104	0	0	0
Installment loans	346,840	52	115,629	2,255	11,792	2,378,183	60,468
Investment in operating leases	535,655	278,191	56,286	250	26,876	0	557,867
Investment in securities	36,683	4,036	36,729	571	2,236,495	311,237	11,960
Property under facility operations and servicing assets	17,404	165,387	41,416	453,252	0	0	0
Inventories	928	174,990	47,553	2,463	0	0	733
Advances for finance lease and operating lease	3,400	114,649	5	0	0	0	9,232
Equity method investments	14,984	143,751	118,310	219,018	29,742	43,601	399,061
Advances for property under facility operations	0	8,183	4,466	44,962	0	0	0
Goodwill, intangible assets acquired in business combinations	28,693	52,898	351,202	121,174	4,452	0	19,114
Other assets	224,998	115,972	293,813	129,385	612,570	201,196	111,206

Segment Assets	1,777,320	1,110,087	1,066,647	976,434	2,921,927	2,934,217	1,169,641

	Millions of yen
	As of March 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	505	0	530,426	1,154,986
Installment loans	699,384	0	343,936	3,958,539
Investment in operating leases	9,858	0	395,573	1,860,556
Investment in securities	509,172	82,568	33,520	3,262,971
Property under facility operations and servicing assets	79,747	0	1,849	759,055
Inventories	159	0	224	227,050
Advances for finance lease and operating lease	0	0	3,017	130,303
Equity method investments	61,415	11,907	271,682	1,313,471
Advances for property under facility operations	0	0	0	57,611
Goodwill, intangible assets acquired in business combinations	176,785	364,773	7,313	1,126,404
Other assets	157,459	202,891	121,693	2,171,183

Segment Assets	1,694,484	662,139	1,709,233	16,022,129

	Millions of yen
	As of December 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	576,094	46,400	1,247	2,556	0	0	(1)
Installment loans	371,044	35	121,886	2,607	12,441	2,493,988	43,144
Investment in operating leases	560,999	307,094	57,864	238	26,658	0	682,322
Investment in securities	29,361	6,018	6,041	32,514	2,299,615	309,557	11,584
Property under facility operations and servicing assets	16,947	173,430	29,673	444,427	0	0	28
Inventories	504	179,616	42,013	3,385	0	0	1,425
Advances for finance lease and operating lease	3,710	82,438	11	0	0	0	20,665
Equity method investments	15,829	179,820	138,788	156,847	38,625	45,000	423,887
Advances for property under facility operations	0	7,829	146	57,397	0	0	0
Goodwill, intangible assets acquired in business combinations	25,825	51,325	346,065	118,551	4,452	0	45,663
Other assets	239,928	118,111	238,111	136,499	623,524	212,256	96,921

Segment Assets	1,840,241	1,152,116	981,845	955,021	3,005,315	3,060,801	1,325,638

	Millions of yen
	As of December 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	492	0	569,015	1,195,803
Installment loans	680,003	0	317,473	4,042,621
Investment in operating leases	12,776	0	407,059	2,055,010
Investment in securities	527,664	97,272	37,584	3,357,210
Property under facility operations and servicing assets	80,918	0	1,859	747,282
Inventories	139	0	243	227,325
Advances for finance lease and operating lease	0	0	5,890	112,714
Equity method investments	58,761	12,911	277,091	1,347,559
Advances for property under facility operations	0	0	26	65,398
Goodwill, intangible assets acquired in business combinations	183,358	362,746	7,400	1,145,385
Other assets	149,906	242,674	124,269	2,182,199

Segment Assets	1,694,017	715,603	1,747,909	16,478,506

The reconciliation of segment totals to the condensed consolidated financial statement amounts is as follows:

	Millions of yen
	Nine months ended December 31, 2023	Nine months ended December 31, 2024
Segment revenues:
Total revenues for segments	2,034,438	2,147,286
Revenues related to corporate assets	49,429	50,076
Revenues from inter-segment transactions	(40,111)	(42,878)

Total consolidated revenues	2,043,756	2,154,484

Segment profits:
Total profits for segments	368,591	427,515
Corporate profits (losses)	(57,520)	(44,274)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	(1,064)	136

Total consolidated income before income taxes	310,007	383,377

(8) Cash flow information (Unaudited)

ORIX Group does not prepare the consolidated statements of cash flows for the nine months ended December 31, 2024. Depreciation and amortization for the nine months ended December 31, 2023 and 2024 were ¥273,535 million and ¥295,149 million, respectively.

(9) Subsequent Events

Cancellation of Own Shares

The Company cancelled its own shares pursuant to the share cancellation policy approved at the Board of Directors meeting held on October 28, 2019. The details of the cancellation of the Company’s own shares subsequent to the balance sheet date are as follows:

• Class of shares cancelled	Common shares
• Number of shares cancelled	51,998,810 shares
• Cancellation date	January 20, 2025.